# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lord Abbett Private Credit Fund S, CIK 0002041841
CUSIP: 000000000
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 30 Hudson Street, Jersey City, New Jersey (NJ), 07302
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000930413-25-002428
Filed by CIK 0000728100

## Reporting persons
- Lord, Abbett & Co. LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 5,551,417; shared voting power 0; sole dispositive power 5,551,417; shared dispositive power 0; aggregate amount beneficially owned 5,551,417 (74.14% of the class)
  Comment: The reported percentage is calculated based on 7,488,051 common shares outstanding as of March 31, 2026, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Lord Abbett Private Credit Fund S
Address of issuer's principal executive offices: 30 Hudson Street, Jersey City, NJ 07302.

## Item 2. Person Filing
Name of person filing: Lord, Abbett & Co. LLC.
Address of principal business office or, if none, residence: 30 Hudson Street, Jersey City, NJ 07302.
Citizenship: See No. 4 on page 2.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: See No. 9 on page 2.
Percent of class: See No. 11 on page 2.
Sole power to vote or to direct the vote: See No. 5 on page 2.
Shared power to vote or to direct the vote: See No. 6 on page 2.
Sole power to dispose or to direct the disposition: See No. 7 on page 2.
Shared power to dispose or to direct the disposition: See No. 8 on page 2.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Securities are reported on this Schedule 13G as being beneficially owned by registered investment companies advised by Lord, Abbett & Co. LLC, including the Lord Abbett Credit Opportunities Fund which owns 66.31% and the Lord Abbett Corporate Opportunities Fund which owns 7.82% of the security reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lord, Abbett & Co. LLC: /s/ Mary Ann Picciotto, Mary Ann Picciotto / Chief Compliance Officer (05/13/2026)